

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2011

<u>**Via Facsimile (202) 785-7530 and US Mail**</u>

David M. Lynn
Morrison & Foerster LLP
2000 Pennsylvania Avenue NW
Suite 6000
Washington, DC 20006

>   **Re: UDR, Inc.**
>   **Schedule TO-I filed January 7, 2011**
>   **File No. 5-20857**

Dear Mr. Lynn:

We have limited our review of the filing to those issues we have addressed in our comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the offer materials, unless otherwise noted.

Schedule TO-I

Item 10. Financial Statements

1.   We note that if the Put Option is fully exercised by all eligible holders, you will use $167,750,000 of cash on hand to repurchase the convertible notes. Tell us why pro forma financial statements showing the effect of the repurchase of the Securities are

not material in the context of the Put Option. Alternatively, revise the offer materials to include such information.

Issuer Repurchase Notice - Summary Term Sheet, page 1

2.   Describe the accounting treatment of the offer, or explain in your response letter why it is not material. See Item 1001(a)(1)(xi) of Regulation M-A.

Payment for Surrendered Securities, page 8

3.   Here and throughout the Repurchase Notice, you state that you will provide the funds to pay for tendered Securities to the Paying Agent promptly after the Expiration Date. The Paying Agent will in turn promptly distribute such funds to DTC, which will "thereafter distribute the cash to its participants in accordance with its procedures." Provide more details about this payment process through DTC and the procedures it uses to make payment. Your response must explain how this payment process complies with your prompt payment obligations under Rule 13e-4(f)(5).

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3263 if you have any questions regarding our comments. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Christina Chalk
Senior Special Counsel
Office of Mergers & Acquisitions